Mark A. Humphrey Vice President and Comptroller	Chevron Corporation Comptroller’s Department 6001 Bollinger Canyon Road San Ramon, CA 94583-2324

[***]	Confidential Treatment Requested by Chevron Corporation 1-00368
May 10, 2007
BY ELECTRONIC TRANSMISSION
Mr. H. Roger Schwall
Assistant Director
Mail Stop 7010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Chevron Corporation Form 10-K for the Fiscal Year Ended December 31, 2006 (“2006 Form 10-K”) Filed on February 28, 2007 File No. 001-00368
Dear Mr. Schwall:
In your letter dated April 27, 2007, you provided comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on the Chevron Corporation (“Chevron” or the “company”) 2006 Form 10-K. These comments and the company’s responses are set forth below.
Chevron requests confidential treatment of portions of this letter in accordance with 17 C.F.R. Section 200.83.
Please direct any questions related to the information herein to Mr. Bill Allman, Assistant Comptroller, at (925) 842-3544 or by e-mail at bill.allman@chevron.com.
Form 10-K for the Fiscal Year Ended December 31, 2006
General
Comment 1
We note the references to crude-oil and refined-product trading and similar statements on pages FS-8, FS-37 and elsewhere. We note also the references in your 10-K to operations in the Middle East. Please refer to the last paragraph on page three of your letter to us dated November 22, 2005, which addressed contacts with Syria and Sudan. Please provide updated information concerning your spot-market, risk management and other trading of oil, if any, originated in Syria, Sudan and Iran, countries identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions. Tell us if any of your risk management or trading activities involve purchases from or payments to the governments of

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those countries, entities controlled by them or third parties that directly or indirectly trade with or make payments to such governments or entities. We may have further comment.
Response: As discussed in our letter dated November 22, 2005, part of our business involves trading crude oil. Our trading business facilitates our crude oil marketing activity, including the purchase and sale of crude oil cargoes, fulfillment of our supply arrangements with respect to physical delivery location and crude oil specifications and the purchase of crude oil to supply our refining system.
From 2005 to the date of this letter, based on a review of our trading records, we did not identify any trading of crude oil originated in Sudan or Iran. During this same period, we purchased two cargoes of Syrian-origin crude oil from non-Syrian resellers, one from Petraco Oil Company, Ltd. in November 2005 and the second from Arcadia Petroleum, Ltd. in February 2006. These cargoes, delivered free-on-board in Tartous, Syria, totaled approximately 1.1 million barrels at a cost of approximately $48.3 million. Payments for the cargoes were made directly to the resellers, and both cargoes were transported to a former company refinery in Europe in third-party chartered vessels.
For this same period, we did not identify any crude oil trading transactions or payments with or to the governments of Syria, Sudan or Iran, with entities controlled by them, or, to our knowledge except as described above, any third parties that directly or indirectly traded or made payments to these governments or entities.
Engineering Comments
Review of Ongoing Exploration and Production Activities in Key Areas, page 9
Comment 2
You cite a number of fields but include very little production and no reserve information by field. Please revise your document to include the information required for extractive enterprises by Item 102 of Regulation S-K for individual properties.
Response: We believe our disclosures related to oil and gas properties comply with all requirements of Item 102 of Regulation S-K. Only our equity interest in Tengizchevroil LLP (“TCO”), a limited liability partnership organized under the laws of Kazakhstan, is arguably a property of “major significance” due to the reserves associated with the Tengiz Field. As more fully discussed below, we have provided extensive information about TCO and Tengiz in our filing. We have also provided in our Form 10-K reports substantial additional information about other individual properties. This information is over and above what we believe to be the requirements of Item 102.
Our level of discussion of production and reserve information in this section of the 2006 Form 10-K is based on extensive interaction with the Staff in 2004 and 2005 that concluded in our phone conversation of February 14, 2005. A portion of that phone conversation dealt with Staff recommendations for field-level disclosures of reserve and production information and the requirements of Item 102 of Regulation S-K. An excerpt from our February 24, 2005, response letter documenting the outcome of that phone conversation is as follows:
Comment 7 (partial excerpt from comment letter dated February 9, 2005) We would not object to the disclosure of annual net production of oil and gas, cumulative gross and net production of oil and gas to date, estimated gross and net original oil and gas in place, and the remaining net proved oil and gas reserves for approximately the top 20 fields for ChevronTexaco, as this would probably satisfy the minimum disclosure requirements of Item 102 for the important physical properties and reserves of significant properties.

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Response (response letter dated February 24, 2005): The merits of the respective positions presented by the staff and the company were discussed on February 14, 2005, in the same telephone conversation referenced in the response to comment 6 above. On the phone call, Mr. Schwall had noted the company’s proposal for alternative disclosures in its January 13, 2005, response letter and stated one purpose of the staff’s comments was for the company to provide more disclosures related to its major projects. We are committed to doing so in our 2004 10-K, as indicated in the proposals we submitted in previous responses to comment letters.
In Mr. Wojciechowski’s follow-up phone call to Mr. Allman on February 18, 2005, Mr. Wojciechowski affirmed Mr. Schwall’s comments during the February 14 phone call that the staff would not pursue requiring the detailed disclosures referenced in comment 7.
We sincerely appreciate Mr. Schwall’s assistance in helping to resolve this comment.
Included in the disclosures we proposed in our response letter of January 13, 2005, (which reiterated the proposal included in the response letters dated September 20, 2004, and November 5, 2004) was the following:
▪ For each major project discussed in the Form 10-K Part I for consolidated and affiliate operations:
•	The status of proved-reserve bookings, including such items as the expected timing of the initial reserves recognition for long-lead-time projects not yet on production, the anticipated timing for their first production and, for projects that had recently been placed on production, identification of the periods in which major reserve additions had occurred.

•	The expected time for reserves classified as proved undeveloped at the date of the Form 10-K to be converted into proved developed reserves and to become fully monetized.
We included such disclosures in our 2006 Form 10-K, along with production information related to fields or areas that we believed most useful to the investor. Also included were several maps showing locations of Chevron’s properties throughout the world. In addition, we increased the number of geographic areas disclosed in the FAS 69 tables. In the preamble to the FAS 69 table for the reserves information on page FS-69 of the 2006 Form 10-K, we included the following discussion of the immateriality of proved reserves related to individual properties:
Aside from the TCO operations, no single property accounted for more than 5 percent of company’s total oil-equivalent proved reserves. Fewer than 20 other individual properties in the company’s portfolio of assets each contained between 1 percent and 5 percent of the company’s oil-equivalent proved reserves, which in the aggregate accounted for about 36 percent of the company’s proved reserves total. These properties were geographically dispersed, located in the United States, South America, West Africa, the Middle East and the Asia-Pacific region.
A similar profile exists for production from individual properties. No single field has a production volume that is material to the company’s total production. Only the Tengiz Field in Kazakhstan and Pattani Field in Thailand produced more than 5 percent of the company’s total oil-equivalent production in 2006. Each field produced between 6 and 7 percent of the company’s total for the year. Tengiz is included in the discussion of operations in Kazakhstan in Part I of the 2006 Form 10-K on page 23, and Pattani is included in the Thailand disclosure on page 18. Tengiz data is also included in the Supplemental Oil and Gas Tables in the affiliate column labeled “TCO” (Tengizchevroil). The Tengiz and Korolev fields comprise the TCO operations, with Tengiz accounting for the significant majority of the TCO reserves and production.
As part of our interaction with the Staff during 2004 and 2005 on the requirements of Item 102 of Regulation S-K, we included in our response letter of January 13, 2005, a written opinion from outside

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counsel of the Item 102 requirements as they relate to discussion of individual properties for extractive industries. Counsel has provided us an updated opinion with the same conclusion. In summary, we believe our extensive disclosures in the section “Review of Ongoing Exploration and Production Activities in Key Areas” on pages 9 through 24 of the 2006 Form 10-K far exceed the Item 102 requirements. If you believe otherwise, we would request a phone conference at your earliest convenience.
Africa, page 12
Equatorial Guinea, page 14 (Chevron note: This should refer to Nigeria.)
Comment 3
You disclose for the Aparo discovery you recognized proved reserves in 2006 for your 20 percent non-operated interest but partners had not yet made an investment decision. As you do not have a controlling interest tell us why you think it is appropriate to book proved reserves before the majority owners have made an investment decision to proceed with development and before unitization negotiations have been completed.
Response: In accordance with the company’s reserve-recognition guidelines and consistent with Rule 4-10(a)(4) of SEC Regulation S-X, we recognized proved undeveloped reserves for Aparo at the end of 2006 based on the conclusion of reasonable certainty that this field will be developed and the reserves monetized. Although the partners had not yet made a final investment decision on all aspects of the project, they had made a major financial commitment. On balance, we determined reasonable certainty was effectively demonstrated by:
•	Pre-Unit agreements being signed by all partners, including both technical concurrence of field development and commercial concurrence on the percentage of costs paid by each party.

•	Funding by all parties of $160 million ($44 million Chevron share) for front-end work. This work is in progress.

•	The government of Nigeria having included development of Aparo in its 2007 five-year plan.

•	Determining that robust economics existed on the development project for all parties.
Final details for the development and the next tranche of funding are expected in the second half of 2007. The project is proceeding as planned.
Supplemental Information on Oil and Gas Producing Activities, page FS-63
Reserves Quantity Information, page FS-70
Comment 4
We note that almost 60% of your gas reserves in Africa are undeveloped. Please tell us if you have an identified market for this gas. If so please provide the details of these markets to us. Please tell us the approximate timing for developing these reserves.
Response: We recognize proved reserves that are reasonably certain to be recovered and monetized. All undeveloped proved reserves in Africa have an established market or will be used as a fuel source. Provided below is additional detail for fields that in aggregate accounted for more than 80 percent of the company’s proved undeveloped gas reserves in Africa as of year-end 2006.

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Proved Undeveloped
Field	Reserves (BCF)
Okan	[***]
Meji	[***]
Agbami	[***]
Okan and Meji fields are located in the offshore shelf area of Nigeria. Proved undeveloped gas from these fields and adjacent fields will feed the company’s Escravos Gas Project (EGP) plant. EGP will provide gas to three customers — Nigerian Gas Company for domestic sale, West African Gas Pipeline (WAGP) for sales to neighboring countries, and the Escravos Gas-to-Liquids (EGTL) plant. The proved reserves are all associated with sales contracts. Domestic gas sales to Nigerian Gas Company started in 1997. Gas sales to WAGP are to commence later this year, and the EGTL plant is scheduled to be operational by 2010. As additional drilling and development work at Okan and Meji are necessary to balance deliverability with demand, proved undeveloped reserves will be reclassified to proved developed when the work is completed.
Agbami is a large deepwater field in Nigeria. Proved undeveloped gas reserves are limited to fuel gas. The field is under development and is scheduled for first production in 2008.
No other individual field accounted for more than about 2 percent of the total proved undeveloped reserves in Africa.
Refer also to the Nigeria section of “Review of Ongoing Exploration and Production Activities in Key Areas” on pages 14 and 15 of the 2006 Form 10-K.
Comment 5
We also note that over 47% of your gas reserves in your International operations, including TCO, are undeveloped. Please tell us if you have an identified market for this gas. If so please provide the details of these markets to us. Please tell us the approximate timing for developing these reserves.
Response: We recognize proved reserves that are reasonably certain to be recovered and monetized. All proved undeveloped reserves have an established market. Future drilling and compression are typically the major elements that preclude the transfer of proved undeveloped gas reserves to the proved developed category. As infrastructure is a significant component of the total development costs, undeveloped proved reserves are generally developed to maintain infrastructure load-balancing with maturing assets. In addition to the proved undeveloped reserves in Africa that are discussed in response to comment 4, discussed below (alphabetically by country) are fields and markets that represent more than 80 percent of the company’s proved undeveloped gas reserves in other international areas as of year-end 2006.
Australia

Proved Undeveloped
Field	Reserves (BCF)
North Rankin	[***]
Perseus	[***]
Angel	[***]
Goodwyn	[***]
These fields produce into the North West Shelf (NWS) project, which has been on production for more than 20 years. Proved gas reserves are supported mainly by long-term LNG export contracts. Sales are also made to the domestic market. As production declines from existing fields, development of new fields or

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expansion of existing fields is required to fill the LNG plant. All of the fields noted above, except Angel, are producing and in various stages of maturity in terms of drilling and facilities. The Angel Field is being developed, with first gas expected in 2009. Most of the proved undeveloped gas reserves for these fields will be developed within the next two years.
Refer also to the Australia section of “Review of Ongoing Exploration and Production Activities in Key Areas” on page 16 of the 2006 Form 10-K.
Bangladesh

Proved Undeveloped
Field	Reserves (BCF)
Bibiyana	[***]
Bibiyana is an onshore Bangladesh gas field that began production in 2007. The gas is sold entirely into the domestic market under a take-or-pay gas sales contract with Petrobangla, the national energy company. This contract accounts for all of the proved gas recognized for Bibiyana. Continued development drilling is expected to enable the transfer of proved undeveloped reserves to the developed category within the next two years.
Refer also to the Bangladesh section of “Review of Ongoing Exploration and Production Activities in Key Areas” on page 17 of the 2006 Form 10-K.
Colombia

Proved Undeveloped
Field	Reserves (BCF)
Chuchupa	[***]
Chuchupa is a Colombian offshore gas field that has been in production for 28 years. Proved undeveloped reserves are associated with additional compression, which is scheduled for 2009. Gas is sold into a local market for both power generation and domestic use, with 90 percent of the sales going to power generation under gas sales contracts.
Refer also to the Colombia section of “Review of Ongoing Exploration and Production Activities in Key Areas” on page 20 of the 2006 Form 10-K.
Kazakhstan

Proved Undeveloped
Field	Reserves (BCF)
Tengiz	[***]
Tengiz is a large onshore oil field with associated gas. Oil is the primary product, with gas production and reserves recognition typically aligned with the oil production and reserves recognition. The field is an over-pressured and under-saturated reservoir. Initially, the wells have high deliverability, but production will decline with depletion. The further development of Tengiz requires additional wells and plant processing facilities, plans for which have been described in the company’s periodic reports and referred to as the Sour Gas Injection and Second Generation Plant integrated projects. The undeveloped gas reserves for Tengiz are associated with this future work. Gas is sold into established Russian and Kazakh markets under contract sales that have been ongoing for more than ten years.

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Refer also to the Kazakhstan section of “Review of Ongoing Exploration and Production Activities in Key Areas” on page 23 of the 2006 Form 10-K.
Myanmar

Proved Undeveloped
Field	Reserves (BCF)
M5/M6	[***]
M5/M6 is a gas field offshore Myanmar. Most of the gas is sold into Thailand through a pipeline. The remainder is sold into the Myanmar market. Proved reserves are associated with gas sales agreements. The undeveloped status of the proved reserves is due to the need for additional compression, which is scheduled to be installed in two phases — the first in 2008 and the second in 2012.
Refer also to the Myanmar section of “Review of Ongoing Exploration and Production Activities in Key Areas” on page 18 of the 2006 Form 10-K.
Philippines

Proved Undeveloped
Field	Reserves (BCF)
Malampaya	[***]
Malampaya is an offshore gas field in the Philippines that provides gas for domestic power generation. Proved gas reserves are associated with long-term sales contracts. Infill drilling and installation of additional compression will be required as the field pressure declines. Drilling is scheduled for 2009, and additional compression is scheduled for 2012. Proved undeveloped gas reserves will be moved to the developed category as this work is completed.
Refer also to the Philippines section of “Review of Ongoing Exploration and Production Activities in Key Areas” on page 19 of the 2006 Form 10-K.
Thailand

Proved Undeveloped
Field	Reserves (BCF)
Pattani	[***]
Pattani is the largest offshore gas field in the Gulf of Thailand. The field spans a large geographical area and is under a continuous development program involving many shallow-water platforms and development drilling. Proved undeveloped reserves are transferred to the developed category as drilling occurs. This active pace of development is required to balance production and demand, as Pattani provides the majority of the gas for the Thailand market. This mature market was established in 1981 and has continuously grown since. Consequently, Pattani has consistently produced at volumes above the contracted rates. However, our quantities of proved gas reserves do not assume production above the contracted rates.
Refer also to the Thailand section of “Review of Ongoing Exploration and Production Activities in Key Areas” on page 18 of the 2006 Form 10-K.

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Trinidad and Tobago

Proved Undeveloped
Field	Reserves (BCF)
Dolphin	[***]
Starfish	[***]
Dolphin and Starfish are offshore gas fields located in the East Coast Marine Area (ECMA) of Trinidad. Dolphin has been producing since 1996, and Starfish is under development. Additional drilling at Dolphin is scheduled for 2008. Starfish start-up is scheduled for 2011. Installation of compression for the entire complex is also scheduled for 2011. Completion of this activity will move the proved undeveloped reserves to the developed category. Gas from ECMA is sold to an LNG plant and to the Trinidad and Tobago domestic market. Proved reserves are associated with long-term sales contracts and an established domestic market.
Refer also to the Trinidad and Tobago section of “Review of Ongoing Exploration and Production Activities in Key Areas” on page 21 of the 2006 Form 10-K.
No other individual field accounted for more than about 1 percent of the total proved undeveloped reserves in international areas outside of Africa.
• • •
In accordance with the request in your letter, the company hereby acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Mark A. Humphrey
cc: Mr. Terry M. Kee (Pillsbury Winthrop Shaw Pittman)